March 23, 2006

Sent Via Fax (202) 551-3740

United States Securities and Exchange Commission
Division of Corporate Finance
100F Street, N.E.
Washington, D.C. 20549-7010

Attn: Jennifer Gallagher

Re: U.S. Energy Corp.
Post-Effective Amendment No. 1 to Form S-1
Filed October 25, 2005
File No. 333-115477

Comment Letter dated March 21, 2006

Supplemental Information

Dear Ms. Gallagher;

Thank you for your quick response to our letter of March 16, 2006. We accept the guidance given in your letter and will be filing all our response letters with you on EDGAR as required by Rule 101(a)(2) of Regulation S-T. We also have read and agree with your comments regarding the treatment of the Enterra Class D shares under SFAS 133.

We will adjust all relevant accounts on our annual filing of Form 10K as well as re-file our Form 10 Q’s for the quarters ended June 30, 2005, and September 30, 2005. We have valued the “put” value of the conversion right under the Class D shares using the Black Scholes model. Volatility rates have been recalculated for each quarter and we have used the risk free interest rate of 4.38%.

The result of these adjustments will result in the reversal of the deferred gain in the quarter ended June 30, 2005 and increase the gain on the sale of RMG by the same amount, $1,178,600. Additionally the value of the Enterra Trust shares increased at June 30, 2005 to $23.78 which will reflect an increase in net income of $2,662,200. The price of the Enterra Trust shares increased again during the third quarter to $24.71 which will result in a gain in net income again of an additional $802,000. At December 31, 2005 the share price of the Enterra Trust shares had

United States Securities and Exchange Comission
U.S. Energy Corp. Post-Effective Amendment No. 1 to Form S-1
March 22, 2006

decreased to $16.45 per share which will result in a decrease on the gain related to the derivative of $3,464,200. As the derivative is under water from the initial valuation of $19.00 per share there will be an additional $1,767,800 in the reduction of income in the form of a loss on the derivative.

During the quarter ended March 31, 2006 we will again value the conversion feature of the of the Enterra Class D shares. At March 22, 2006 the market value of the Enterra Trust shares was $17.04. In the event that this price level is maintained at $17.04 we will again have income.

During the second quarter ended June 30, 2006 the actual conversion will occur and the Enterra Class D shares will become marketable securities held for sale and will be accounted for as such.

We would very much like to discuss this matter with you today if at all possible as I will be traveling tomorrow and we need to run these adjustments through our year end financials so we can timely file our Form 10K. Mr. Rounds is out of the office today so I will call and see if you are available for a phone call some time today with Mark Weber of Epstein Webber & Conover, PLC. We look forward to visiting with you and resolving this issue. Your assistance is greatly appreciated.

Sincerely,

/s/ Robert Scott Lorimer

Robert Scott Lorimer,
CFO/V.P. Finance

cc. Keith Larsen - Chairman, U.S. Energy Corp.
Mark Larsen - President, U.S. Energy Corp.
Steve Rounds - Outside SEC Counsel
Mark Weber - Epstein Weber & Conover, PLC